UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OPTINOSE, INC.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
68404V100

(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68404V100	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Great Point Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,306,939
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,306,939
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,306,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒[1]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[2]
12		TYPE OF REPORTING PERSON IA/OO

1 In addition to an aggregate of 12,861,136 shares of the Issuer's common stock (the "Common Stock") in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 7,894,736 shares of Common Stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Cap"). As a result, an aggregate of 2,445,803 shares underlying such warrants are beneficially owned by the reporting persons.

2 Based on a total of 150,776,811 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 8, 2024 and 2,445,803 shares of the Common Stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 68404V100	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Dr. Jeffrey R. Jay, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,306,939
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,306,939
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,306,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒[1]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[2]
12		TYPE OF REPORTING PERSON IN/HC

1 In addition to an aggregate of 12,861,136 shares of the Issuer's common stock (the "Common Stock") in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 7,894,736 shares of Common Stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Cap"). As a result, an aggregate of 2,445,803 shares underlying such warrants are beneficially owned by the reporting persons.

2 Based on a total of 150,776,811 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 8, 2024 and 2,445,803 shares of the Common Stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 68404V100	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Ms. Lillian Nordahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,306,939
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,306,939
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,306,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒[1]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[2]
12		TYPE OF REPORTING PERSON IN/HC

1 In addition to an aggregate of 12,861,136 shares of the Issuer's common stock (the "Common Stock") in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 7,894,736 shares of Common Stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Cap"). As a result, an aggregate of 2,445,803 shares underlying such warrants are beneficially owned by the reporting persons.

2 Based on a total of 150,776,811 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 8, 2024 and 2,445,803 shares of the Common Stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 68404V100	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

OPTINOSE, INC.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1020 Stony Hill Road, Suite 300

Yardley, Pennsylvania 19067

Item 2.	(a) Names of Persons Filing:

Great Point Partners, LLC

Dr. Jeffrey R. Jay, M.D.

Ms. Lillian Nordahl

The Reporting Persons have entered into a Joint Filing Agreement, dated November 14, 2024, a copy of which is filed with this SCHEDULE 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2.	(b) Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor

Greenwich, CT 06830

Item 2.	(c) Citizenship:

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Ms. Lillian Nordahl is a citizen of the United States.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

68404V100

CUSIP No. 68404V100	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 68404V100	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover pages for the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover pages for the Reporting Persons are based on a total of 150,776,811 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 8, 2024 and 2,445,803 shares of the Common Stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

Biomedical Value Fund, L.P. ("BVF") is the record holder of 7,404,490 shares of Common Stock (the "BVF Shares"). Such shares constitute 4.83% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF is the record holder of warrants to purchase an additional 4,421,052 shares of Common Stock (the "BVF Warrants"). As a result of the Beneficial Ownership Cap, 1,369,650 shares underlying such warrants are exercisable, which constitutes 0.89% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as Senior Managing Member of Great Point, and Ms. Lillian Nordahl ("Ms. Nordahl"), as Managing Director of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

Biomedical Offshore Value Fund, Ltd. ("BOVF") is the record holder of 5,097,293 shares of Common Stock (the "BOVF Shares"). Such shares constitute 3.33% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF is the record holder of warrants to purchase an additional 2,921,052 shares of Common Stock (the "BOVF Warrants"). As a result of the Beneficial Ownership Cap, 904,948 shares underlying such warrants are exercisable, which constitutes 0.59% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as Senior Managing Member of Great Point, and Ms. Lillian Nordahl ("Ms. Nordahl"), as Managing Director of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

Cheyne Global Equity Fund (an Open-Ended Fund of Cheyne Select Master Fund ICAV) ("CGEF") is the record holder of 359,353 shares of Common Stock (the "CGEF Shares"). Such shares constitute 0.23% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. CGEF is the record holder of warrants to purchase an additional 552,632 shares of Common Stock (the "CGEF Warrants"). As a result of the Beneficial Ownership Cap, 171,206 shares underlying such warrants are exercisable, which constitutes 0.11% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as Senior Managing Member of Great Point, and Ms. Lillian Nordahl ("Ms. Nordahl"), as Managing Director of Great Point, has voting and investment power with respect to the CGEF Shares, and therefore may be deemed to be the beneficial owner of the CGEF Shares.

 Notwithstanding the above, Great Point, Dr. Jay and Ms. Nordahl disclaim beneficial ownership of the BVF Shares, the BOVF Shares, and the CGEF Shares, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. Great Point Partners, LLC

(a) Amount beneficially owned: 15,306,939

(b) Percent of class: 9.99%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 15,306,939

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 15,306,939

2. Dr. Jeffrey R. Jay, M.D.

(a) Amount beneficially owned: 15,306,939

(b) Percent of class: 9.99%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 15,306,939

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 15,306,939

3. Ms. Lillian Nordahl

(a) Amount beneficially owned: 15,306,939

(b) Percent of class: 9.99%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 15,306,939

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 15,306,939

1 Based on a total of 150,776,811 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 8, 2024 and 2,445,803 shares of the Common Stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68404V100	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Ms. Lillian Nordahl

By:	/s/ Ms. Lillian Nordahl
Ms. Lillian Nordahl

CUSIP No. 68404V100	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit A

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the SCHEDULE 13G/A to which this Exhibit is attached, and such SCHEDULE 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such SCHEDULE 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: November 14, 2024

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Ms. Lillian Nordahl

By:	/s/ Ms. Lillian Nordahl
Ms. Lillian Nordahl